Royal Ridge, Inc.
                         2057 Island Circle
                          Weston, FL 33326
                      Telephone: 1-305-970-7039


March 24, 2004

U.S. Securities Commission
450 5th Street N.W.
Washington, D.C. 20549

Re:      Royal Ridge, Inc.
         Withdrawal pursuant to Rule 477
         Form SB-2
         File No. 333-109443
         Filed October 3, 2003

Dear Sir or Madam:

Due to a change in securities counsel, we respectfully request that this registration statement on Form SB-2 be withdrawn pursuant to Rule
477 of the Securities Act of 1933.    We acknowledge that the fee paid
upon the filing of the registration statement will not be refunded.
No securities were sold in connection with the offering.    We intend
to file a revised, updated registration statement on Form SB-2 within 30 days.

Thank you for your prompt attention to this matter.   Please do not
hesitate to contact me if you have any questions regarding the above.


Very truly yours,

Royal Ridge, Inc.

/s/Jorge Bravo, Jr.
------------------------------
Jorge Bravo, President